Exhibit 3.1

Certificate of Amendment

of

Certificate of Incorporation

of

Inovio Pharmaceuticals, Inc.

Under Section 242 of the Delaware General Corporation Law

Inovio Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) hereby certifies as follows:

1. The Certificate of Incorporation, as previously amended, of the Corporation is hereby amended so that the first paragraph of Article 4 of the Certificate of Incorporation of the Corporation be amended to add the following new second additional paragraph, so the first paragraph and the second paragraph shall read in their entirety as follows:

“The Corporation is authorized to issue two classes of shares designated, respectively, “Preferred Stock” and “Common Stock.” The total number of shares of Preferred Stock the Corporation shall have authority to issue is 10,000,000 shares, $0.001 par value per share, and the total number of shares of Common Stock the Corporation shall have the authority to issue is 600,000,000 shares, $0.001 par value per share.

“Each four shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding as of 5:00 p.m. eastern time on the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware shall be converted and reclassified into one share of the Corporation’s Common Stock, par value $0.001 per share. Any fractional shares resulting from such conversion will be rounded up to the nearest whole number.”

2. The foregoing amendment to the Corporation’s Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, I have signed this Certificate this 5th day of June, 2014.

INOVIO PHARMACEUTICALS, INC.

By:	/s/ J. Joseph Kim
J. Joseph Kim,
President and Chief Executive Officer